EXHIBIT 99.1

Fusion Fuel Completes €9 million Sale and Leaseback of Benavente Factory to CORUM Eurion

Sale leaseback transaction strengthens Fusion Fuel’s balance sheet and provides flexibility to fund future growth initiatives

SABUGO, Portugal, Dec. 23, 2022 (GLOBE NEWSWIRE) -- Fusion Fuel (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”) announced today that the Company has completed a sale and leaseback of its electrolyzer manufacturing factory in Benavente, Portugal to CORUM Eurion, an ESG certified real estate investment fund managed by CORUM Asset Management. The €9.3 million transaction generated net proceeds of nearly €7.5 million after certain holdbacks and deposits for the lease-back contract. The proceeds are expected to be used by the Company to continue the buildout of the Benavente factory, fund the development of Fusion Fuel owned projects and HEVO-Chain technology, as well as for general corporate purposes. Savills Portugal advised the Company on the transaction.

The 14,333 sqm factory, which is located in the Vale Tripeiro Industrial Park in Benavente, was originally built in 2004. The site was acquired by Fusion Fuel in 2021 and was fully refurbished by Fusion Fuel as part of its transformation into a world-class PEM electrolyzer manufacturing facility, and now features a 1 MW rooftop solar PV array along with electric vehicle chargers.

José Gavino, Head of Portugal for CORUM Investments, said: “We are very pleased with this investment of CORUM Eurion in Portugal, reinforcing the commitment in our country, ESG criteria and the real economy. We believe that this asset and this tenant fit perfectly into the way we manage our clients' savings: long-term oriented and looking for financially sound companies. This investment brings together the vision of our teams in the search for opportunities and our willingness to invest in the real economy, in this case allowing even more the development of an innovative green energy business.”

Frederico Figueira de Chaves, Fusion Fuel’s Co-Head and Chief Financial Officer, added, “We are thrilled to enter into this long-term partnership with CORUM. This marks a significant milestone for our Company, one which has been on the strategic roadmap since we acquired the site last year. The sale and leaseback of our Benavente facility enables us to recoup our investment in the asset and apply that capital to our core business—the maturation of our expansive project portfolio and the continued development of our microelectrolyzer technology and HEVO-Chain solution. We are confident this transaction will further strengthen our balance sheet and provide the Company with greater flexibility to fund our growth initiatives in Europe and North America.”

About Fusion Fuel

Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, clean hydrogen solutions. Fusion Fuel has created a modular, integrated solar-to-hydrogen generator, powered by a proprietary miniaturized PEM electrolyzer, that enables off-grid production of green hydrogen. Its business lines include the sale of electrolyzer technology to customers interested in building their own green hydrogen production, the development of turnkey hydrogen plants to be owned and operated by Fusion Fuel, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. For more information, please visit https://www.fusion-fuel.eu.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that Fusion Fuel believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements are subject to risks and uncertainties (including those set forth in Fusion Fuel’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 2, 2022) which could cause actual results to differ from the forward-looking statements. Any forward-looking statement made by Fusion Fuel herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for Fusion Fuel to predict all of them. Fusion Fuel undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations Contact
Ben Schwarz
ir@fusion-fuel.eu

Media Relations Contact
Robert Collins
fusionfuel@gatewayir.com